Koor Industries Ltd.
                                                        Office Of Legal Counsel
                                                        21 Ha'arba'ah st.
                                                        Tel-Aviv 64739
                                                        Israel
                                                        Tel.:972-3-6238420
                                                        Fax:972-3-6238425

                                                        7 June 2002

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The Securities Authority           The Tel Aviv Stock Exchange             The Registrar of Companies
22 Kanfei Nesharim St.             54 Ahad Ha'am St.                       97 Yafo St.
Jerusalem 95464                    Tel Aviv 65202                          Jerusalem 91007
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Fax: 02-6513940                    Fax: 03-5105379
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Dear Sirs,

                  Re: Immediate Report (NO. 14/2002)
                      Koor Industries Ltd. (Company No. 52-001414-3)
                      ----------------------------------------------


Koor Industries Ltd. (hereinafter: "Koor" or "The Company") hereby announces as follows:

1. Today the Company has published in the United States a press release regarding the following matter:

     o Signing of a binding heads with Elta Electronic Industries Ltd. (hereinafter: "Elta") to sell a minority stake in Elisra Electronic Systems.

2.   Attached please find the press release.

                                               Yours Sincerely,


                                               Shlomo Heller, Adv.
                                                  Legal Counsel


KOOR INDUSTRIES LTD. ANNOUNCES IT HAS SIGNED A BINDING HEADS OF AGREEMENT WITH ELTA ELECTRONIC INDUSTRIES TO SELL A MINORITY STAKE IN ELISRA ELECTRONIC SYSTEMS

TEL AVIV, Israel - June 7, 2002 - Koor Industries (NYSE:KOR), a leading Israeli investment holding company, announced today that it has signed a binding Heads of Agreement ("HoA") to sell 30% of Elisra Electronic Systems ("Elisra") to Elta Electronic Industries ("Elta"), a subsidiary of Israel Aircraft Industries, based on a company value of approximately $330 million.

In addition, Koor granted Elta an option to acquire an additional 8% of the company, at the same company value, exercisable until December 31, 2003 or an Initial Public Offering.

Upon completion, Koor is expected to record a capital gain of over $60 million.

Koor's Board of Directors has approved the transaction, and Elta have notified us that they have received all their necessary internal approvals.

The binding HoA is subject to completion of due diligence by Elta, and to the approval of the Government of the State of Israel, of Israel's anti-trust authority, and other necessary approvals.

About Koor

Koor Industries Ltd. is one of Israel's largest and leading investment holding companies. Koor Industries invests actively in telecommunications through its holdings in ECI Telecom, Telrad Networks, and Nortel Networks Israel and owns controlling stakes in Israel's major defense electronics companies through the Elisra Group, and in Agro-chemicals through MA Industries. Koor Industries, through its Koor Corporate Venture Capital arm invests in early stage high growth Israeli companies in the areas of telecommunications technologies, information technology, semiconductors, life sciences. Koor Industries is traded on the Tel Aviv and New York Stock Exchanges (NYSE:KOR).

For further information, please contact either of the following:

Danny Biran - President
Koor Industries Ltd.
Tel. +9723 6238 300
Fax. +9723 6238 304

Yuval  Yanai -  Senior Vice President and CFO
Koor Industries Ltd.
Tel.     +9723    6238 310
Fax.     +9723    6238 313
www.koor.com
------------

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.